

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 4, 2007

Mr. Allan J. Korn
Chief Executive Officer
Sparta Surgical Corporation
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

> **RE:** **Sparta Surgical Corporation**
> **Form 10-KSB for the fiscal year ended**
> **February 28, 2006 and 2007**
> **File No. 1-11047**

Dear Mr. Korn:

We have reviewed your letter dated on March 8, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-KSB for the fiscal year ended February 28, 2006

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 16

Engagement of Independent Accountant, page 18

1. Please refer to prior comment 1. We do not see where you have filed the information required by Item 304 of Regulation S-B, regarding your change in accountant. Please amend this filing to provide the required information or tell us how you believe you have complied with this requirement.

Note 7 – Gain on Extinguishment of Debt, page 22

2. Please refer to prior comment 2. We do not see how you have addressed our prior comment. Please amend the filing to name the party providing the legal opinion and file the legal opinion as an exhibit to the filing.

Form 10-KSB for the fiscal year ended February 28, 2007

3. We note from your disclosures under Item 3 of this Form 10-KSB and in Note 2 to the financial statements that you have filed for reorganization under Chapter 11 of the US Bankruptcy Code. Please amend the filing to address the following:

   - Item 303(B)(1)(i) of Regulation S-B requires disclosure in MD&A of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the small business issuer's short-term or long-term liquidity. Please revise your MD&A to include detailed disclosure of your Chapter 11 bankruptcy filing, including how you expect the bankruptcy filing to impact your business on a short-term and long-term basis.

   - Please revise the financial statements to follow the guidance for financial reporting by entities in reorganization under the Bankruptcy Code contained in paragraphs .20-.34 of SOP 90-7.

   - Please note that this comment also applies to your Forms 10-QSB for the periods ended May 31, 2007 and August 31, 2007.

4. Further to the above, please tell us how you have considered the requirements of Item 1.03 of Form 8-K.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 16

5.   We note that in November of 2006, the company's affiliate entered into a $100,000 Revolving Credit Facility Agreement. Please tell us and revise future filings to disclose the nature of your relationship with the affiliated entity. Additionally please tell us how you have accounted for any advances under this agreement.

Note 3 – Related Party Information, page 19

6.   We note that a 6% convertible note in the amount of $181,568 was due in February 2007. Please tell us and revise future filings to disclose the status of this note, including any term extensions or other amendments that would delay the payment of this note.

Note 6 – Gain on Extinguishment of Debt, page 21

7.   We note that you recognized additional income relating to payables under which the statute of limitations expired. As previously requested, please amend this filing to name the parties who have provided the legal opinion and file the legal opinion as an exhibit to the filing.

Item 14. Controls and Procedures, page 24

8.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective "and timely alerting them to material information relating to the Company required to be included in our periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

9.   In light of the comments above regarding your financial reporting and disclosures while you are in reorganization under the US Bankruptcy Code, please explain to us why you believe your disclosure controls and procedures are "effective" as of the end of the period covered by this report.

Exhibit 31.1

10.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are
        not in the exact form prescribed by Item 601(b)(31) of Regulation S-B.
        Specifically, we note the following:

    • The certification filed here includes the title of the certifying official in the
      introduction paragraph.

    • Throughout the certification, reference is made to the "registrant" rather than
      the "small business issuer."

    • You have omitted the phrase "(the registrant's fourth fiscal quarter in the case
      of an annual report)" in paragraph 4(c).

        Please revise your certifications in future filings to conform to the exact wording
        required by Item 601(b)(31) of Regulation S-B.

    As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover
letter that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)
551-3643 regarding comments on the financial statements and related matters. In this
regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at
(202) 551-3671 with any other questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Branch Chief